MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces final results of substantial issuer bid

    AURORA, ON, September 25, 2007 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today announced the final results of its offer to purchase up to U.S.$1,536,600,000 in value of its Class A Subordinate Voting Shares, which expired at 5:00 p.m. (Toronto time) on September 20, 2007. Magna confirmed that it has purchased for cancellation 11,908,944 Class A Subordinate Voting Shares, representing 9.2% of its currently issued and outstanding Class A Subordinate Voting Shares, at U.S.$91.50 per share for an aggregate purchase price of approximately U.S.$1.1 billion.

    Payment for these shares was made today. The purchase was funded from the proceeds of the treasury issuance of 20,000,000 Class A Subordinate Voting Shares pursuant to the plan of arrangement involving Russian Machines, which was completed on September 20, 2007. Any Class A Subordinate Voting Shares which were not validly deposited will be returned as promptly as possible.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna, at (905) 726-7100